SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Friendly Ice Cream Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

358497105

(CUSIP Number of Class of Securities)

June 3, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 10 Pages)

          *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
(Amendment No.     )

CUSIP No. 358497105

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Kevin Douglas (1)

2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒ Joint Filing (see Item 4 hereof)

3	SEC Use Only

4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

	5	Sole Voting Power	-0-
	6	Shared Voting Power	334,070
	7	Sole Dispositive Power	-0-
	8	Shared Dispositive Power	506,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 506,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 6.8% (2)

12	Type of Reporting Person IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 214,095 shares both directly and jointly.

(2)	Calculated based on 7,434,346 shares of Friendly Ice Cream Corporation’s Common Stock outstanding as of April 21, 2003, as reported in its quarterly report on Form 10-Q for the quarter ended March 31, 2003 and filed with the Securities and Exchange Commission on April 28, 2003.

SCHEDULE 13G
(Amendment No.      )

CUSIP No. 358497105
1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) James E. Douglas, III
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ Joint Filing (see Item 4 hereof)
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5	Sole Voting Power	39,960
	6	Shared Voting Power	-0-
	7	Sole Dispositive Power	-0-
	8	Shared Dispositive Power	39,960
9	Aggregate Amount Beneficially Owned by Each Reporting Person 506,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.8% (1)
12	Type of Reporting Person IN

(1)	Calculated based on 7,434,346 shares of Friendly Ice Cream Corporation’s Common Stock outstanding as of April 21, 2003, as reported in its quarterly report on Form 10-Q for the quarter ended March 31, 2003 and filed with the Securities and Exchange Commission on April 28, 2003.

SCHEDULE 13G
(Amendment No.      )

CUSIP No. 358497105
1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Douglas Family Trust (1)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ Joint Filing (see Item 4 hereof)
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5	Sole Voting Power	131,970
	6	Shared Voting Power	-0-
	7	Sole Dispositive Power	-0-
	8	Shared Dispositive Power	131,970
9	Aggregate Amount Beneficially Owned by Each Reporting Person 506,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.8% (2)
12	Type of Reporting Person OO

(1)	James E. Douglas, Jr. and Jean A. Douglas, husband and wife, are each a co-trustee.

(2)	Calculated based on 7,434,346 shares of Friendly Ice Cream Corporation’s Common Stock outstanding as of April 21, 2003, as reported in its quarterly report on Form 10-Q for the quarter ended March 31, 2003 and filed with the Securities and Exchange Commission on April 28, 2003.

SCHEDULE 13G
(Amendment No.     )

CUSIP No. 358497105
1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ Joint Filing (see Item 4 hereof)
3	SEC Use Only
4	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5	Sole Voting Power	119,975
	6	Shared Voting Power	-0-
	7	Sole Dispositive Power	119,975
	8	Shared Dispositive Power	-0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 506,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.8% (2)
12	Type of Reporting Person OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are each a co-trustee.

(2)	Calculated based on 7,434,346 shares of Friendly Ice Cream Corporation’s Common Stock outstanding as of April 21, 2003, as reported in its quarterly report on Form 10-Q for the quarter ended March 31, 2003 and filed with the Securities and Exchange Commission on April 28, 2003.

Item 1.

(a)	Name of Issuer: Friendly Ice Cream Corporation

(b)	Address of Issuer’s Principal Executive Offices: 1855 Boston Road Wilbraham, Massachusetts 01095

Item 2.

(1)	(a)	NAME OF PERSONS FILING: Kevin Douglas James E. Douglas, III

(b)		ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 1101 Fifth Avenue, Suite 360 San Rafael, California 94901

(c)		CITIZENSHIP: United States

(d)		TITLE OF CLASS OF SECURITIES: Common Stock

(e)		CUSIP NUMBER: 358497105

(2)	(a)	NAME OF PERSONS FILING: Douglas Family Trust James Douglas and Jean Douglas Irrevocable Descendants’ Trust

(b)		ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 1101 Fifth Avenue, Suite 360 San Rafael, California 94901

(c)		CITIZENSHIP: California

(d)		TITLE OF CLASS OF SECURITIES: Common Stock

(e)		CUSIP NUMBER: 358497105

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

     Not Applicable.

Item 4.         Ownership

     Reference is made to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G, which Rows are incorporated by reference herein. According to Friendly Ice Cream Corporation’s quarterly report on Form 10-Q for the quarter ended March 31, 2003, as filed with the Securities and Exchange Commission on April 28, 2003, there were 7,434,346 shares of its Common Stock outstanding as of April 21, 2003. As of the date of filing of this Schedule 13G, the following Reporting Persons hold directly the following number of shares of Friendly Ice Cream Corporation’s Common Stock:

COMMON STOCK
REPORTING PERSON	DIRECTLY HELD

Kevin Douglas (1)	214,095
James E. Douglas, III	39,960
Douglas Family Trust	131,970
James Douglas and Jean Douglas Irrevocable Descendants’ Trust	119,975

Total	506,000

(1)	As referenced above, Kevin Douglas and his wife, Michelle Douglas, hold 214,095 shares both directly and jointly.

     Each of the Reporting Persons may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 5.         Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person

     Not applicable.

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not applicable.

Item 8.          Identification and Classification of Members of the Group

     Not applicable.

Item 9.        Notice of Dissolution of Group

     Not applicable.

Item 10.         Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2003	/s/ Kevin Douglas Kevin Douglas

Date: June 11, 2003	/s/ Kevin Douglas, Attorney-in-Fact James E. Douglas, III

DOUGLAS FAMILY TRUST

Date: June 11, 2003	By: Title:	/s/ Kevin Douglas, Attorney-in-Fact James E. Douglas, Jr. Trustee

Date: June 11, 2003	By: Title:	/s/ Kevin Douglas, Attorney-in-Fact Jean A. Douglas Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: June 11, 2003	By: Title:	/s/ Kevin Douglas Kevin Douglas Trustee

Date: June 11, 2003	By: Title:	/s/ Kevin Douglas, Attorney-in-Fact Michelle Douglas Trustee

EXHIBIT A

JOINT FILING AGREEMENT

     This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares of Friendly Ice Cream Corporation’s Common Stock, $0.01 par value per share, is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: June 11, 2003	/s/ Kevin Douglas Kevin Douglas

Date: June 11, 2003	/s/ Kevin Douglas, Attorney-in-Fact James E. Douglas, III

DOUGLAS FAMILY TRUST

Date: June 11, 2003	By: Title:	/s/ Kevin Douglas, Attorney-in-Fact James E. Douglas, Jr. Trustee

Date: June 11, 2003	By: Title:	/s/ Kevin Douglas, Attorney-in-Fact Jean A. Douglas Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DESCENDANTS’ TRUST

Date: June 11, 2003	By: Title:	/s/ Kevin Douglas Kevin Douglas Trustee

Date: June 11, 2003	By: Title:	/s/ Kevin Douglas, Attorney-in-Fact Michelle Douglas Trustee

A-1